UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

VISTEON CORPORATION
(Name of Issuer)
COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
92839U206, 92839U305, 92839U123, 92839U404
(CUSIP Number)
Jennifer M. Pulick
Chief Compliance Officer
Cyrus Capital Partners, L.P.
399 Park Avenue, 39th Floor
New York, New York 10022
(212) 380-5821
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92839U206, 92839U305, 92839U123, 92839U404

1	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P. (“Cyrus”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,380,884

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,380,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,380,884

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA
* All percentage calculations set forth herein assume that there are 51,076,591 shares of New Common Stock outstanding, as reported in Visteon Corporation’s most recent Form 10Q, filed with the Securities and Exchange Commission on May 5, 2011.

Page 2 of 6 pages

CUSIP No.	92839U206, 92839U305, 92839U123, 92839U404

1	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,380,884

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,380,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,380,884

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* All percentage calculations set forth herein assume that there are 51,076,591 shares of New Common Stock outstanding, as reported in Visteon Corporation’s most recent Form 10Q, filed with the Securities and Exchange Commission on May 5, 2011.

Page 3 of 6 pages

CUSIP No.	92839U206, 92839U305, 92839U123, 92839U404

1	NAMES OF REPORTING PERSONS Stephen C. Freidheim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,380,884

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,380,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,380,884

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* All percentage calculations set forth herein assume that there are 51,076,591 shares of New Common Stock outstanding, as reported in Visteon Corporation’s most recent Form 10Q, filed with the Securities and Exchange Commission on May 5, 2011.

Page 4 of 6 pages

AMENDMENT NO. 3 TO SCHEDULE 13D
This Amendment No. 3 (this “Amendment”) supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission on August 23, 2010, as amended by that certain Amendment No. 1 to Schedule 13D filed on October 15, 2010 and as further amended by that certain Amendment No. 2 to Schedule 13D filed on June 3, 2011 (the “Original Schedule 13D”) relating to the shares of Common Stock, par value $1.00 per share (the “Shares”) of Visteon Corporation, a Delaware corporation (“Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Original Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Except as set forth below, all previously reported items remain unchanged. The Original Schedule 13D is hereby amended as follows:
ITEM 5. Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:
(a) — (b) As of April 29, 2011 pursuant to the 10Q filed by the Issuer on May 5, 2011, the Issuer had issued and outstanding a total of 51,076,591 shares of New Common Stock.
(i) As of June 22, 2011, Cyrus beneficially owns 2,380,884 shares of New Common Stock held by the Cyrus Funds, including 399,022 shares of New Common Stock issuable upon exercise of the Guaranty Warrants and reflected on an as-exercised basis, which constitutes approximately 4.5% of the Issuer’s outstanding shares of New Common Stock. Cyrus has the shared power to vote and the shared power to dispose of 2,380,884 shares of New Common Stock, including shares of New Common Stock issuable upon exercise of the Guaranty Warrants and reflected on an as-exercised basis.
(ii) As of June 22, 2011, Cyrus GP, the general partner of Cyrus, beneficially owns 2,380,884 shares of New Common Stock held by the Cyrus Funds, including 399,022 shares of New Common Stock issuable upon exercise of the Guaranty Warrants and reflected on an as-exercised basis, which constitutes approximately 4.5% of the Issuer’s outstanding shares of New Common Stock. Cyrus GP has the shared power to vote and the shared power to dispose of 2,380,884 shares of New Common Stock, including shares of New Common Stock issuable upon exercise of the Guaranty Warrants and reflected on an as-exercised basis.
(iii) As of June 22, 2011, Mr. Freidheim, the managing member of Cyrus GP, beneficially owns 2,380,884 shares of New Common Stock, including 399,022 shares of New Common Stock issuable upon exercise of the Guaranty Warrants and reflected on an as-exercised basis, which constitutes approximately 4.5% of the Issuer’s outstanding shares of New Common Stock. Mr. Freidheim has the shared power to vote and the shared power to dispose of 2,380,884 shares of New Common Stock, including shares of New Common Stock issuable upon exercise of the Guaranty Warrants and reflected on an as-exercised basis, held by the Cyrus Funds. Mr. Freidheim disclaims beneficial ownership of the securities of the Issuer held by the Cyrus Funds, except to the extent of his pecuniary interest in the Cyrus Funds, if any.
The information set forth in Item 6 of the Original Schedule 13D as amended or supplemented is hereby incorporated herein by reference.
(c) Except as set forth on Exhibit A attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.
(d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the New Common Stock beneficially owned by any Reporting Person.
(e) As of June 22, 2011, each of Cyrus, Cyrus GP and Mr. Freidheim ceased to be the beneficial owner of more than 5% of the New Common Stock.
ITEM 7. Materials to be Filed as Exhibits.
Exhibit A of Item 7 of the Original Schedule 13D is hereby amended and restated as follows:
Exhibit A — Transactions in Shares and New Common Stock effected since the Effective Date.
Exhibit M — Joint Filing Agreement

Page 5 of 6 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
EXECUTED as a sealed instrument this 24th day of June, 2011.

CYRUS CAPITAL PARTNERS, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
	Name:	Stephen C. Freidheim
	Title:	Managing Member

CYRUS CAPITAL PARTNERS GP, L.L.C.
By:	/s/ Stephen C. Freidheim
	Name:	Stephen C. Freidheim
	Title:	Managing Member

/s/ Stephen C. Freidheim
Stephen C. Freidheim, an individual

Page 6 of 6 pages